UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

The Sports Authority, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

84917U 10 9 (CUSIP Number)

December 10, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 84917U 10 9	Amendment No. 3 to Schedule 13G	Page 2 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Green Equity Investors, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 84917U 10 9	Amendment No. 3 to Schedule 13G	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leonard Green & Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 84917U 10 9	Amendment No. 3 to Schedule 13G	Page 4 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leonard Green & Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 3,404 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 3,404

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,404
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.01% beneficial ownership
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 84917U 10 9	Amendment No. 3 to Schedule 13G	Page 5 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LGP Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 3,404 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 3,404

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,404
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.01% beneficial ownership
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 84917U 10 9	Amendment No. 3 to Schedule 13G	Page 6 of 12 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan D. Sokoloff
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 108,236 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 108,236

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,236
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.01% beneficial ownership
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 84917U 10 9	Amendment No. 3 to Schedule 13G	Page 7 of 12 Pages

Item 1(a).	Name of Issuer

The Sports Authority, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

1050 West Hampden Avenue
Englewood, Colorado 80110

Item 2(a).	Name of Person Filing

(A) Green Equity Investors, L.P. (“GEI”) and Leonard Green & Associates, L.P. (“LGA”)

LGA is the general partner of GEI.

(B) Leonard Green & Partners, L.P. (“LGP”) and LGP Management, Inc. (“LGPM”)

LGP is the record owner of 3,404 shares of the Issuer’s common stock, par value $0.01 per share (the “Common Stock”). LGP is the management company of GEI. LGPM is the general partner of LGP. As a result of its relationship with LGP, LGPM may be deemed to have shared voting and investment power with respect to the Common Stock beneficially owned by LGP. LGPM, however, disclaims beneficial ownership of the shares of Common Stock owned by LGP.

(C) Jonathan D. Sokoloff

Jonathan D. Sokoloff has indirect beneficial ownership of 108,236 shares of Common Stock, 104,832 of which are held in the Sokoloff Family Trust and 3,404 of which are held by LGP. 450 shares of Common Stock, which are held in trusts created for his children, are excluded from this statement. Mr. Sokoloff, directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control LGP and/or LGPM. Mr. Sokoloff is a partner of LGA and LGP. As such, Mr. Sokoloff may be deemed to have shared voting and investment power with respect to all Common Stock beneficially owned by LGP. Mr. Sokoloff, however, disclaims beneficial ownership of such shares of Common Stock beneficially owned by LGP.

Item 2(b).	Address of Principal Business Office, or, if None, Residence

(A), (B) and (C)

11111 Santa Monica Boulevard, Suite 2000
Los Angeles, California 90025

Item 2(c).	Citizenship

(A) and (B) Delaware

(C) United States of America

Item 2(d).	Title of Class of Securities

This statement relates to the Issuer’s common stock, par value $0.01 per share.

Item 2(e).	CUSIP Number

84917U 10 9

CUSIP No. 84917U 10 9	Amendment No. 3 to Schedule 13G	Page 8 of 12 Pages

Item 3.	Not Applicable.

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

		(A)	0

		(B)	3,404

LGPM expressly disclaims beneficial ownership of Common Stock beneficially owned by LGP.

		(C)	108,236

Mr. Sokoloff expressly disclaims beneficial ownership of Common Stock beneficially owned by LGP.

The number of shares reported as beneficially owned in (A), (B) and (C) above are as of December 10, 2004.

	(b)	Percent of Class:

		(A)	0.0%

		(B)	Less than 0.01%

		(C)	Less than 0.01%

Percentages (A), (B), and (C) were calculated based on 25,845,023 shares of Common Stock issued and outstanding as of November 23, 2004, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2004, filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2004 (File No. 001-31746).

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

(A) 0

(B) 0

(C) 0

		(ii)	Shared power to vote or to direct the vote:

(A) 0

(B) 3,404

(C) 108,236

CUSIP No. 84917U 10 9	Amendment No. 3 to Schedule 13G	Page 9 of 12 Pages

(iii)	Sole power to dispose or to direct the disposition of:

(A) 0

(B) 0

(C) 0

(iv)	Shared power to dispose or to direct the disposition of:

(A) 0

(B) 3,404

(C) 108,236

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

On December 10, 2004, GEI disposed of its shares of Common Stock by way of an in-kind pro-rata distribution to its members. As a result, GEI no longer owns any shares of Common Stock. Jonathan D. Sokoloff received 65,282 shares of Common Stock as a result of exempt pro rata distributions by partnerships.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 84917U 10 9	Amendment No. 3 to Schedule 13G	Page 10 of 12 Pages

Exhibit No.	Description
1	Joint Filing Agreement, dated February 11, 2003 (incorporated herein by reference to Exhibit No. 1 to Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2003).

2	Power of Attorney, dated February 11, 2003 (incorporated herein by reference to Exhibit No. 2 to Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2003).

CUSIP No. 84917U 10 9	Amendment No. 3 to Schedule 13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 15, 2004

Green Equity Investors, L.P.
By: Leonard Green & Associates, L.P., its General Partner

By:	/S/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	General Partner

Leonard Green & Associates, L.P.

By:	/S/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	General Partner

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Vice President

LGP Management, Inc.

By:	/S/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Vice President

/S/ JONATHAN D. SOKOLOFF
Jonathan D. Sokoloff

CUSIP No. 84917U 10 9	Amendment No. 3 to Schedule 13G	Page 12 of 12 Pages

Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement, dated February 11, 2003 (incorporated herein by reference to Exhibit No. 1 to Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2003).

2	Power of Attorney, dated February 11, 2003 (incorporated herein by reference to Exhibit No. 2 to Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2003).